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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              The McClatchy Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   579489 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Karole Morgan-Prager, Esq.
                     Vice President and Corporate Secretary
                              The McClatchy Company
                                 2100 "Q" Street
                              Sacramento, CA 95816
                                 (916) 321-1846
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 7, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 579489  10  5                                        Page 2 of 5 Pages

---------- ----------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Molly Maloney Evangelisti
---------- ----------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a)    [_]

                                                                                                                (b)    [_]
---------- ----------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ----------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           Not applicable
---------- ----------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [_]
---------- ----------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ----------------------------------------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             3,939,927
   NUMBER OF        -------- ----------------------------------------------------------------------------------------------
    SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 1,650,000
      EACH          -------- ----------------------------------------------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                    3,939,927
                    -------- ----------------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             1,650,000
---------- ----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,589,927
---------- ----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE SHOWN IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                     [_]
---------- ----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           22.9
---------- ----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           IN
---------- ----------------------------------------------------------------------------------------------------------------

                                   (2 of 5)

     Molly Maloney Evangelisti hereby amends her statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on August 27, 1998 and as amended, relating to her beneficial ownership of Class A Common Stock, $0.01 par value per share ("Class A Common Stock"), of The McClatchy Company:

Item 1. Security and Issuer

     (a) Title of class of equity securities: Class A Common Stock, $0.01 par value.

     (b)  Name of Issuer: The McClatchy Company

     (c) Address of the principal executive office of the issuer: 2100 "Q" Street, Sacramento, CA 95816.

Item 2. Identity and Background

     (a)  Name: Molly Maloney Evangelisti

     (b) Business Address: The McClatchy Company, 2100 "Q" Street, Sacramento, CA 95816.

     (c) Present principal occupation and the name, principal business and address of any corporation or organization in which such employment is conducted: Molly Maloney Evangelisti is a Director of The McClatchy Company, 2100 "Q" Street, Sacramento, CA 95816, the principal business of which is newspaper publishing.

     (d) During the last five years, Molly Maloney Evangelisti has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Molly Maloney Evangelisti has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: United States.

Item 3. Source and Amount of Funds or Other Consideration

     See Item 4.

Item 4. Purpose of Transaction

     As reported in the initial statement on Schedule 13D, on June 18, 1998, Molly Maloney Evangelisti became one of two co-trustees of the Betty Lou Maloney Trust dated September 7, 1993 (the "Trust") established for the benefit of Brown McClatchy Maloney and Molly Maloney Evangelisti. Brown McClatchy Maloney and Molly Maloney Evangelisti became co-trustees by reason of the death of Betty Lou Maloney on June 18, 1998.

     During the period from October 29, 2001 through February 26, 2002, Molly Maloney Evangelisti sold an aggregate of 97,000 shares of Class A Common Stock of The McClatchy Company. As a result, the

                                    (3 of 5)

                                  SCHEDULE 13D

aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by Molly Maloney Evangelisti decreased by 97,000 shares.

Item 5. Interest in Securities of the Issuer

     (a) The aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by Molly Maloney Evangelisti is 5,589,927, which includes 8,125 shares subject to stock options which are currently exercisable or exercisable within 60 days of March 15, 2002, and the percentage of the Class A Common Stock beneficially owned is approximately 22.9, based on the most recently available filing with the Securities and Exchange Commission by The McClatchy Company. With respect to any of the foregoing shares held in a trust, Ms. Evangelisti disclaims beneficial ownership of such shares except to the extent of her pecuniary interest.

     (b) The number of shares of Class A Common Stock as to which Molly Maloney Evangelisti has:

          (i)  Sole power to vote or direct the vote: 3,939,927;

          (ii) Shared power to vote or direct the vote: 1,650,000;

          (iii) Sole power to dispose or direct the disposition of: 3,939,927;

          (iv) Shared power to dispose or direct the disposition of: 1,650,000.

     (c) Ms. Evangelisti sold the shares of Class A Common Stock of The McClatchy Company on the open market on the respective dates, in the respective amounts and at the respective prices listed as follows: (i) February 5, 2002, 1,000 shares at $50.55 per share; (ii) February 6, 2002, 2,000 shares at $50.70 per share, 2,000 shares at $50.67 per share, 3,800 shares at $51.00 per share, 1,000 shares at $51.05 per share, 2,000 shares at $51.30 per share and 200 shares at $51.15 per share; (iii) February 7, 2002, 2,000 shares at $51.40 per share, 1,000 shares at $51.65 per share, 1,000 shares at $51.60 per share, 2,000 shares at $51.80 per share and 1,000 shares at $52.10 per share; (iv) February 8, 2002, 800 shares at $52.24 per share; (v) February 11, 2002, 200 shares at $52.70 per share, 1,200 shares at $52.53 per share and 800 shares at $52.68 per share; (vi) February 13, 2002, 1,000 shares at $52.35 per share and 1,000 shares at $52.20 per share; (vii) February 14, 2002, 1,000 shares at $52.28 per share and 1,000 shares at $52.90 per share; (viii) February 15, 2002, 2,000 shares at $53.05 per share and 1,000 shares at $52.90 per share; (ix) February 19, 2002, 1,000 shares at $53.20 per share; (x) February 20, 2002, 1,000 shares at $53.12 per share; (xi) February 22, 2002, 300 shares at $53.12 per share, 200 shares at $53.13 per share and 500 shares at $53.04 per share; (xii) February 25, 2002, 1,000 shares at $53.10 per share; and (xiii) February 26, 2002, 1,000 shares at $53.26 per share.

          (d)  None.

          (e)  Not applicable.

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as may be contemplated by that certain Stockholders' Agreement which will terminate September 17, 2047 (unless terminated earlier in accordance with its terms), which is described in the 2001 proxy statement of The McClatchy Company and a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy

                                    (4 of 5)

                                  SCHEDULE 13D

Newspapers, Inc. on January 26, 1988 (Registration No. 33-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this statement, as amended, Molly Maloney Evangelisti is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of The McClatchy Company, including but not limited to the transfer or voting of any of the securities of The McClatchy Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2002                         /s/ Molly Maloney Evangelisti
                                           -------------------------------------
                                           Signature

                                           Molly Maloney Evangelisti
                                           -------------------------------------
                                           Name/Title

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